

March 30, 2011

Via E-mail
William H. Schmidt, Jr.
Vice President and General Counsel
Buckeye Partners, L.P.
One Greenway Plaza, Suite 600
Houston, Texas 77046

> **Re:** **Buckeye Partners, L.P.**
> **Registration Statement on Form S-3**
> **Filed March 3, 2011**
> **File No. 333-172581**
>
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 28, 2011**
> **File No. 1-09356**

Dear Mr. Schmidt:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

Information We Incorporate by Reference, page 2

1.   This letter includes comments relating to the Form 10-K you filed on February 28, 2011. You will not be in a position to request accelerated effectiveness for this Form S-3 registration statement until all open issues have been resolved, including the comments pertaining to the Form 10-K.

2.   Your Form S-3 does not appear to include a complete prospectus for purposes of Section 10(a) of the Securities Act. It lacks the information to be provided in your definitive

proxy statement, which is referenced in Part III of the Form 10-K you filed February 28, 2011. We will not be in a position to consider a request for accelerated effectiveness of the Form S-3 until such time as we have had the opportunity to review the referenced definitive proxy statement or an amended Form 10-K which provides the Part III information. Please see the Division's C&DI Question and Answer 123.01 regarding information required in a prospectus which forms part of Form S-3. The C&DI may be found at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm

3. With your next amendment, please revise to incorporate by reference all filings which Item 12(a)(2) of Form S-3 specifies. For example, several required filings on Form 8-K do not appear in the list.

Selling Unitholders, page 31

4. Please disclose whether the selling unitholder is an affiliate of a broker-dealer. If the selling unitholder is an affiliate of a registered broker-dealer, please indicate whether it acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition it had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

5. Please disclose the individual or individuals who exercise the voting and dispositive powers over the units to be offered by Vopak Bahamas B.V.

Exhibit 5.1

6. Please obtain and file a new or revised opinion of counsel that addresses the following comments.

7. Please ask counsel to remove from its opinion the assumption it identifies as assumption (vi), or explain to us why that assumption is both necessary and appropriate. Refer generally to Item 9 of Form S-3.

8. Counsel's opinion indicates in part that for each listed security, the units are or will be "fully paid (to the extent required under the Partnership Agreement) and non-assessable (except as such non-assessability may be affected by matters described in [certain sections of] the Delaware Act." Rather than discussing the extent to which the units will be "fully paid" or "non-assessable" in this context, the opinion must clearly state whether, solely by reason of their ownership of the securities, purchasers will have any obligation to make payments to Buckeye Partners, L.P. (other than the initial purchase price for the securities) or to make contributions to the registrant. Not only must the opinion describe all such potential obligations, but you also must prominently disclose any such obligations in the prospectus which forms a part of the Form S-3 registration statement. Also, the reader should not need to review external sources to understand the scope, applicability, or limitations of the opinion(s) counsel renders.

Form 10-K for Fiscal Year Ended December 31, 2010

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Cautionary Note Regarding Forward-Looking Statements, page 2

9.   Please revise to eliminate the suggestion that you "do not assume responsibility for the accuracy and completeness of such statements," insofar as you are responsible for both the accuracy and completeness of all disclosure which appears in your filings with the Commission. We also remind you that the safe harbor for forward-looking statements does not extend to any statements related to the operations of a partnership. See Exchange Act Section 21E(b)(2)(E).

Environmental Regulation, page 19

10. We note your disclosure that your pipelines cross numerous navigable rivers and streams and your disclosure on page 12 regarding the marine infrastructure of BORCO's terminal facility. Additionally, you state that "any spill or other release of petroleum products into navigable waters may result in material costs and liabilities to [you]." Please review your disclosure to ensure that you have disclosed all material information regarding your liability arising from a potential spill. For example, and without limitation, please address the following:

- Disclose your insurance coverage with respect to any liability related to any such event. Such disclosure should address the types of claims covered, and the applicable policy limits and deductibles. For example, and without limitation, such disclosure should address your insurance coverage with respect to any liability related to any resulting negative environmental effects. We note the general disclosure at pages 29 and 65 in that regard.

- Disclose any related provisions in your contracts with customers or other business partners with respect to allocation of liability or indemnification. Such disclosure should address any limitations on such liability or indemnification.

Such disclosure should be set forth in the "Business," "Properties," and "Risk Factors" sections of your annual report, as applicable. Please provide a sample of your proposed disclosure for our review.

11.   In this regard, discuss what remediation plans or procedures you have in place to deal with the environmental impact that would occur in the event that petroleum products are released into water. Describe and quantify the resources available to you, including resources in your possession or available to you through contracts with third parties, for the purposes of mitigating and cleaning up oil spills.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Energy Services, page 52

12.   We note you attribute the increases in revenue and cost of product sales under the Energy Services segment from 2009 to 2010 to the increases in product volumes sold and refined petroleum product prices. You also disclose the sales volumes in 2010, 2009 and 2008 under the Energy Services segment on page 47. Given that Energy Services is your largest segment, please expand your disclosure to provide the average sales prices and average cost for all the periods covered by your financial statements. Please also quantify the amount of the changes contributed by each of the factors that you identify. We refer you to Item 303(a)(3)(iii) of Regulation S-K for further guidance.

Exhibits

13.   We note your disclosure on page 28 regarding BORCO's storage contracts with three customers which represent 69% of BORCO's storage revenue. Please file all such agreements as material contracts, or tell us why you believe that you are not required to file the agreements pursuant to Item 601(b)(10) of Regulation S-K.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

William H. Schmidt, Jr.
Buckeye Partners, L.P.
March 30, 2011
Page 5

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Suying Li at (202) 551-3335 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Parker Morrill at (202) 551-3696 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: E. Ramey Layne, Esq. (via e-mail)